Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

April 26, 2012

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-3030

Re:	General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-00035

Dear Ms. Ravitz:

We are responding to your comment letter dated March 29, 2012, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

We advise the Staff that on February 22, 2012, we merged our wholly-owned subsidiary, General Electric Capital Services, Inc. (GECS), with and into GECS’ wholly-owned subsidiary, General Electric Capital Corporation (GECC).  As a result, throughout our response, previous references in this letter to “GECS” have now been updated to “GECC” to reflect this merger.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.
You state on pages 45 and 46 that you derive revenues from Latin America, the Middle East, and Africa, regions that include Cuba, Iran, Syria, and Sudan.  In addition, we note the statement on the website of GE Egypt that the President and CEO, North East Africa, “is responsible for leading GE’s growth in Egypt, Libya, Tunisia, North Sudan, and South Sudan.”  As you know, Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and subject to U.S. economic sanctions and export controls.  Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your letter to us dated July 14, 2006.  Your response should describe any products, components, equipment, technology, information, services, or support you have provided into each of the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:

As noted   in our 2006 response, we announced in February 2005 that we would not accept any new orders for business in Iran unless authorized by the U.S. Government for humanitarian or other similar efforts.  A transition period through 2008 was permitted for our foreign subsidiaries operating independently of U.S. persons to fulfill obligations under existing orders and contracts.  In March 2008, this Company policy was extended to all countries officially designated by the U.S. State Department as State Sponsors of Terrorism (SSTs), i.e., Cuba, Iran, Sudan and Syria.  Again, through the end of 2008, foreign subsidiaries operating independently of U.S. persons were permitted to fulfill existing contract obligations involving Iran, Sudan and Syria.  Since Cuban transactions were already legally prohibited for entities owned or controlled by the Company, there were no otherwise legal Cuban activities requiring a transition period.

The products and services provided during this transition period were similar in nature, scope and value to the product and services described in our earlier July 14, 2006 letter.  This included diagnostic, monitoring and life science medical products, power generation systems and parts, oil & gas equipment, power control/supply and lighting products, each of which was sold or distributed pursuant to legal obligations entered into prior to February 2005.  These products or services were sold directly and through distributors.  Our customers included private companies, government-owned electrical utilities and refineries, the Ministry of Oil, public/private hospitals and universities.  To the best of our knowledge, none of the products or services we provided has been, or could be, employed in any military application or used by the armed forces for strategic, tactical or training purposes.

Since 2008, our Company-wide policy restricts all global entities owned or controlled by us, regardless of whether actually subject to U.S. jurisdiction, from transacting any direct or indirect business with Cuba, Iran, Sudan or Syria, unless specifically authorized by a U.S. Government license.  Our licensed business with these countries is extremely limited, mostly involving humanitarian sales by our Healthcare business.  This business sells medical equipment/devices and medical products/consumables (diagnostic contrast media), along with related spare parts and service.  These sales are through designated distributors/dealers in Iran, Sudan and Syria to hospitals, clinics and doctors in these countries.  All such humanitarian aid is provided pursuant to licenses issued by either the U.S. Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Commerce Department’s Bureau of Industry & Security (BIS), in either case designed to authorize the sale of humanitarian products to ensure appropriate medical treatment for all people, regardless of their nationality.  In the case of Iran, to avoid even the appearance of the Company profiting from such sales, approximately $8 million in Healthcare profits have been donated to charities such as the International Rescue Committee (www.rescue.org), the International Medical Corps (www.internationalmedicalcorps.org), and the United Nations World Food Program (usa.wfp.org).

In 2009, the organization United Against Nuclear Iran (UANI) publicly recognized the Company for its responsible decision to exit Iran.  The UANI press release can be found on its website at:  http://www.unitedagainstnucleariran.com/node/928

Your comment mentions a statement on the GE Egypt website referencing North Sudan.  This was an error on the website, which has now been corrected.  The Company does pursue legal business in the new Republic of South Sudan, but does not conduct any business directly or indirectly with or in the Republic of Sudan, designated as an SST and subject to U.S. sanctions, except extremely limited activities described elsewhere in this response that are authorized by U.S. government licenses.

2.
Please discuss for us the materiality of the contacts with Cuba, Iran, Sudan, and Syria and describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Response:

Since, as explained in our response to Question #1 above, our activities in these countries are limited to those specifically authorized by the U.S. Government, these activities do not meet the criteria that various state and municipal entities have set for divestment under their divestment or similar initiatives.  The Company does not believe that its activities with or in such countries is material from a quantitative or qualitative perspective.  From a quantitative point of view, the amounts at issue and the scope of the activities relative to the Company’s worldwide operations, either individually or in the aggregate with respect to Cuba, Iran, Sudan or Syria, are not material and are less than 0.2% of total Company revenues and of lesser significance to assets and liabilities in 2011, 2010 and 2009.  From a qualitative point of view, the Company believes that its operations and activities with respect to these countries are limited in nature and is compliant with all applicable sanction requirements.  The Company believes that the risk of reputational damage, and any concomitant effect on the Company’s share price, is insignificant and remote.

Item 1.  Business, page 3

3.
To the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, please provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K.  In addition, if access to rare earth metals by you or your suppliers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 503(c) or 303 of Regulation S-K, as applicable.

Response:

While we use rare earth metals in manufacturing production in a number of our businesses, recent developments in the supply of access to rare earth metals has not, and is not currently expected to, materially affect the Company’s business.  The total amount of spend for rare earth metals was less than 1% of our total direct material purchases in 2011.  While we saw an increase in costs on our purchases of rare earth metals, we did not experience any inability to obtain the materials.  Furthermore, we have a comprehensive strategy for managing the use of these elements to minimize potential impacts on our manufacturing operations, such as taking proactive actions to ensure that there was no interruption of supply, pre-purchasing certain materials and having sufficient levels of inventory on hand to meet the Company’s needs.  For these reasons, we did not believe that supply and access to rare earth metals required disclosure under Item 101(c)(1)(iii) or that recent developments represented a material trend under Item 303 of Regulation S-K.  However, we did acknowledge that issues such as this could affect our business and have provided a risk factor on page 19 of our Form 10-K entitled “Significant raw material shortages, supplier capacity constraints, supplier production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs and adversely impact the competitive position of our products.”  We believe that this provides appropriate disclosure of our risks related to our ability to access materials critical to our supply chain.

Item 7. Management’s Discussion and Analysis, page 26

Overview of Our Earnings from 2009 to 2011, page 27

4.
We see that you present the non-GAAP measures “operating earnings”, “operating earnings per share” and “operating earnings per share excluding the effects of the preferred stock redemption” in the first paragraph of your earnings overview.  However, you did not present or discuss the most directly comparable GAAP measures.  Tell us how this presentation complies with the Item 10(e)(1)(i)(A) of Regulation S-K.  Otherwise, please confirm that in future filings you will revise your presentation of non-GAAP measures to fully comply with those requirements.

Response:

We acknowledge the Staff’s comments and confirm that in future filings we will comply with Item 10(e)(1)(i)(A) of Regulation S-K to present, with equal or greater prominence, the most directly comparable GAAP measures.

GECC Selected European Exposures, page 58

5.
We see that you have disclosed your exposure by “focus country” for funded exposures and unfunded commitments, including net financing receivable, investments, and derivatives.  With a view towards future disclosure, please provide us with the gross amount of the financing receivables before deduction of the allowance for loan losses.  Please refer to the Staff’s guidance provided in CF Disclosure Guidance Topic No.4.

Response:

In future filings, we will disclose the amount of the financing receivables before deduction of the allowance for losses on financing receivables and the related allowance amount.  Please see the table in question 6 below for details of these amounts.

6.
Please refer to footnote (f) to the table on page 58.  In light of the material amounts discussed, please tell us why you have not provided separate disclosure by focus country for the “other GECC funded assets in European countries”, including cash and equivalent, ELTO, real estate held for investment and cost and equity investments, by sovereign and non-sovereign exposure.  With a view towards providing investors with this meaningful disclosure in future filings, please provide us with a revised table reflecting the information as of December 31, 2011.  Refer to the Staff’s guidance provided in CF Disclosure Guidance Topic No.4.

Response:

We considered the Staff’s guidance (CF Disclosure Guidance Topic No. 4) in determining the categories for disclosure in our discussion of GECC European Funded Exposures in our 2011 Form 10-K.  Our evaluation included the nature of our European funded exposures, an evaluation of each class of assets and the underlying characteristics of each.

Substantially all of our European cash and equivalents are not held in focus countries.  We actively manage the placement of our global cash, including the evaluation of potential risk concentrations with certain counterparties or in certain countries.  In some cases, we hold cash in specific countries to fund operations or to satisfy regulatory requirements of our local banking subsidiaries.

As disclosed on page 59 of our Form 10-K, at December 31, 2011 we had $24.2 billion of cash on short-term placement with highly rated global financial institutions based in Europe, sovereign central banks and agencies or supranational entities, of which $1.5 billion was held in focus countries.  We also had cash and equivalents placed with highly rated European financial institutions on a short-term basis of $17.4 billion, which were secured by U.S. Treasury securities ($9.6 billion) and sovereign bonds of non-focus countries ($7.8 billion).  For each of these placements, the value of the underlying collateral exceeds the amount of our cash exposure.

Equipment leased to others (ELTO) and real estate held for investment are not financial instruments and substantially all of our European ELTO ($11.9 billion at December 31, 2011) and real estate held for investment ($7.3 billion at December 31, 2011) are held under long-term operating or investment strategies.  Our ELTO strategies contemplate an ability to redeploy assets under lease should default by the lessee occur.  For example, approximately $8 billion of our ELTO assets in Europe represent commercial aircraft which can be redeployed or sold in other geographic regions.  In addition, our European real estate is held for long-term investment. While the values of these investments could be subject to decline in the current environment, real estate held for investment in focus countries ($1.2 billion) is not significant in the context of overall GECC assets or European funded exposures.  At December 31, 2011, none of our focus country ELTO was leased to sovereign lessees and $66 million of our focus country real estate has sovereign lessee tenants.

In future filings, we will include the amounts of cost and equity method investments by focus country and total Europe in our GECC European Funded Exposures disclosure.  We advise the Staff that our European cost and equity method investments represent primarily strategic investments in entities complementary to our core businesses, including commercial and consumer banking and leasing and lending activities in the healthcare, infrastructure, aviation, energy and transportation industries.  We regularly review these investments for impairment and write them down to fair value when impairment is considered other-than-temporary. Three investments comprise 82% of our $1,380 million of cost and equity method investments in the focus countries at December 31, 2011.  These investments represent a consumer financing joint venture in Spain (which we are planning to sell in the second quarter at our carrying value), an aviation leasing business located in Ireland, and a telecommunications company in Spain, all of which have had profitable operations.

We have included for the Staff’s information below, a table detailing the amounts of Other GECC assets.

December 31, 2011 (In millions)
	Spain	Portugal	Ireland	Italy	Greece	Hungary	Rest of Europe	Total Europe
Financing receivables, before allowance for losses on financing receivables	$ 2,385	$ 622	$ 1,069	$ 7,457	$ 88	$ 3,199	$ 79,619	$ 94,439

Allowance for losses on financing receivables	(69)	(21)	(188)	(226)	-	(139)	(1,411)	(2,054)

Financing receivables, net of allowance for losses on financing receivables	2,316	601	881	7,231	88	3,060	78,208	92,385

Investments	2	-	24	611	36	152	2,650	3,475

Derivatives, net of collateral	47	-	-	86	-	-	177	310

Total funded exposures	$ 2,365	$ 601	$ 905	$ 7,928	$ 124	$ 3,212	$ 81,035	$ 96,170

Cash and equivalents	$ 427	$ -	$ 14	$ 244	$ -	$ 831	$ 40,060	$ 41,576

ELTO	683	75	72	862	279	394	9,542	11,907

Real estate	788	-	-	412	-	-	6,108	7,308

Cost and equity method investments	904	35	326	80	31	4	705	2,085

Other GECC assets	$ 2,802	$ 110	$ 412	$ 1,598	$ 310	$ 1,229	$ 56,415	$ 62,876

Unfunded commitments	$ -	$ -	$ -	$ 311	$ -	$ 557	$ 8,168	$ 9,036

For the reasons discussed above, we continue to believe that our current disclosure of financing receivables, investments and derivatives by focus country and for total Europe reflects the most relevant information for investors, and complies with the Staff’s guidance in CF Disclosure Guidance Topic No. 4.  We will update this disclosure, as discussed in our response to Comment 5 and above, to include tabular disclosure of the amount of financing receivables before allowance for losses on financing receivables, the related allowance amount and the amount of our cost and equity method investments.  We will also include additional qualitative disclosure with regards to ELTO and real estate along the following lines:

“Included in our European assets are $x.x billion of ELTO and real estate held for investment of $x.x billion, of which $xx billion and $xx billion, respectively, are held in focus countries.  These assets are held under long-term investment and operating strategies, and our ELTO strategies contemplate an ability to redeploy assets under lease should default by the lessee occur.  The values of these assets could be subject to decline or impairment in the current environment.”

Liquidity Sources, page 61

7.
We note the disclosure that, “most of GE’s cash is held outside the U.S. and is available to fund operations and other growth of non-U.S. subsidiaries” and “is also available to fund [y]our needs in the U.S. on a short-term basis without being subject to U.S. Tax.”  With a view towards providing revised disclosure in future filings, please tell us the following:

•	Clarify for us whether your cash and equivalents and your Liquidity portfolio are permanently reinvested in your foreign subsidiaries and tell us whether you intend to repatriate these funds.
•	Describe to us the cash management and funding strategies that make cash held outside the U.S. available to fund the needs in the U.S. on a short-term basis without being subject to U.S. Tax.
•
Tell us the amount of cash and equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2011 and quantify the amount that would not be available for use in the U.S. without incurring U.S. income taxes.

•	Tell us what you mean by “restricted countries” and please identify them.

Response:

Total cash and equivalents at December 31, 2011 were $84.5 billion, of which approximately $8 billion was held at GE and approximately $77 billion was held at GECC.  Of the total $84.5 billion of cash and equivalents, $64 billion was held outside of the U.S.  Our Liquidity portfolio of $3.6 billion of investments, which is not included in the above amounts, is held in the U.S.

Non-U.S. cash and equivalents at December 31, 2011 are categorized as follows:

Held in foreign subsidiaries, not indefinitely reinvested	$54.5
Indefinitely reinvested (incremental tax provision if repatriated)	4.1
Regulatory restricted (mainly held in regulated banks)	4.6
Country restricted	1.0
Total	$64.2

We currently do not intend to repatriate indefinitely reinvested cash held in our foreign subsidiaries.  This cash is, however, available in the U.S. on a short-term basis through short-term loans from our foreign subsidiaries, subject to IRS Notice 88-108. IRS Notice 88-108 provides that loans from foreign subsidiaries to related U.S. persons will not give rise to a U.S. tax liability if each loan is outstanding for 30 days or less and the total of all loans from the foreign subsidiary are outstanding for less than 60 days during the year.

We also have cash balances that are held in countries where there are currency controls in place that restrict us from transferring the funds to the U.S. or limit our ability to transfer funds to the U.S. without incurring substantial costs.  These funds are available to fund our operations and growth in these countries and a majority of this cash is in China, Brazil, Korea and Saudi Arabia.  We have substantial operations in each of these countries and do not currently anticipate a need to transfer these funds to the U.S.

In future filings, we will clarify our disclosure along the following lines.

“We have consolidated cash and equivalents of $84.5 billion at December 31, 2011 which are available to meet our needs.  Of this, approximately $8 billion is held at GE and approximately $77 billion is held at GECC.”

“Most of GE’s cash and equivalents are held outside the U.S. and are available to fund operations and other growth of non-U.S. subsidiaries; they are also available to fund our needs in the U.S. on a short-term basis without being subject to U.S. tax.  Less than $1 billion of GE cash and equivalents are held in countries with currency controls that may restrict the transfer of funds to the U.S. or limit our ability to transfer funds to the U.S. without incurring substantial costs.  These funds are available to fund operations and growth in these countries and we do not currently anticipate a need to transfer these funds to the U.S.”

“At GECC, about $9 billion of cash and equivalents are in regulated banks and insurance entities and are subject to regulatory restrictions.”

“Under current tax laws, should we determine to repatriate cash and equivalents held outside the U.S., we may be subject to additional U.S. income taxes and foreign withholding taxes.”

Audited Financial Statements and Notes, page 90

Statement of Earnings, page 92

8.
We note the amount presented in the Other Income component of total revenues.  From Note 17 on page 157 we see that the 2011 fiscal year amount includes the pre-tax gain of approximately $3.7 billion related to the sale of the 51% interest in NBCU to Comcast and earnings of $789 million from your equity method investment in NBCU LLC during 2011.  Tell us how you concluded that the amounts related to “purchase and sales of business interests,” and “associated companies” should be classified as revenue.  Tell us how this presentation complies with Rule 5-03 of Regulation S-X, especially Rule 5-03(b)(1) and (12) of Regulation S-X.

Response:

We are a diverse company that is engaged in a broad array of industrial and financial services activities that are equally significant to our overall financial results.  This diversity requires that we  make judgments in our presentation of similar items in order to maintain consistent reporting among each of our businesses.  Classification of gains and losses on purchases and sales of businesses and equity method income in the Statement of Earnings are examples of these types of judgments.  While we have considered alternative presentation formats, we determined that presentation of these items in revenues is the most appropriate presentation of our consolidated results.  We believe that this reporting approach provides the most logical and transparent way for us to present our financial results to our investors.

The basis for our current reporting of consolidated results was determined after discussions with the SEC Staff in preparation for adoption of FAS 94, which eliminated the exception from consolidation for non-homogenous subsidiaries.  At the time, GE and a number of other commercial and industrial companies with large financial service subsidiaries approached the Staff about how to present consolidated financial results when more than one article in Regulation S-X applied.  The Staff encouraged affected companies to consider alternative reporting formats that compensated for loss of information resulting from consolidation of financial services subsidiaries and other presentation challenges posed by adoption of the standard.  Among other things, this included the ability to present financial services and industrial activities side by side in a consolidating format.  Paragraph 57 of FAS 94 acknowledges these challenges and provides support for companies to explore alternative disclosure approaches that would improve the transparency to investors of the unique aspects of the newly combined non-homogenous businesses.

Prior to our adoption of FAS 94, we had presented the results of our financial services activities under the equity method in our consolidated statements.  As part of our adoption of the standard in 1988, we significantly expanded the disclosures in the primary financial statements by providing the results of financial services and industrial activities separately in a columnar, consolidating format, as a means to provide more transparency into the new basis for reporting the consolidated results.  Our implementation included consideration of differences in reporting under Regulation S-X for financial services activities and industrial activities.

As part of these changes, we also discontinued reporting of operating margins in our Statement of Earnings and arranged our Statement of Earnings to include all income related items in one section of the statement and all costs and expenses in a separate section.  We have consistently applied that approach to reporting since that time.  We note that decisions about how to present these items within the Statement of Earnings take on less importance when the effect on reported operating margin is not an issue.

The Company’s financial services activities are significant to our consolidated results. We observe that the guidance in Article 9 of Regulation S-X specifically defines gains and losses on purchases and sales of business and equity method income as Other Income (Regulation S-X Rule 9-04(13)).  Historically, our financial services activities have generated more significant amounts of equity method earnings and gains and losses on purchases and sales compared to our industrial activities.  We also note that our peer group of financial services companies typically presents these items as a component of revenues.  Accordingly, we have historically presented these items in revenues for our financial service operations and, by using this same approach in our consolidated statements we have maintained a consistent approach among all of our businesses, including industrial.  We provide further details about our financial services revenues in Note 18 of our 2011 Form 10-K.

Furthermore, with regard to gains and losses on purchases and sales of businesses, we advise the Staff that we have a diverse portfolio of industrial and financial services businesses and the execution of our business strategy regularly involves purchasing and selling businesses.  Over the past 10 years we have acquired and sold a significant portion of our portfolio of businesses.  As such, gains and losses on purchases and sales of businesses, including sales of equity method investments, represent an ongoing part of our normal business activities. We have consistently reported these activities in “Other income”, as a component of revenues similar to other entities in the financial services industry.  We have also noted that there is diversity in practice and that there are a number of other large oil & gas companies that follow an approach similar to ours with respect to reporting other income.  As the Staff noted, we also supplement investor understanding of the Other Income caption with a detailed listing of the components in Note 17 of our 2011 Form 10-K, providing transparent disclosure to our investors.

We believe that our current presentation broadly complies with the framework in Regulation S-X, which provides for the consideration of registrant specific facts and circumstances in determining the most appropriate presentation for investors.  The basis for our view is provided below:

Rule 5-03(b)(1) addresses sales and revenues and indicates that the following items should be stated separately; “net sales of tangible products… revenue from services and… other revenues”. The nature of other revenues is not specifically defined, but the listing suggests that activities other than sales of goods and services can be included in total revenues of an entity.  Accordingly, given the reporting considerations associated with presentation of diverse businesses and our business strategy, as discussed above, we believe that the ongoing gains and losses we recognize on purchases and sales of businesses are appropriately reported in this component of revenues.

Rule 5-03(b)(12) addresses reporting of equity earnings of associated companies and states; “If justified by the circumstances, this item may be presented in a different position and a different manner (see Rule 4-01(a)).” We routinely make investments in entities involved in lines of business similar to our consolidated businesses.  In many cases, the best way for us to enter a new geographic region or to develop new technologies is through a partnership with another company.  We are actively involved in these investments and will often take leadership roles in these businesses and/or hold positions on the board.  These investments are often an integral part of our overall business strategy and have been important to the overall growth of our company.  We advise the Staff that earnings from equity method investments is included in the key performance measurements of our business segments, reflecting the importance they play in our business operations.

Rule 4-01 (a) states - "Financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto. The information required with respect to any statement shall be furnished as a minimum requirement to which shall be added such material information as is necessary to make required statements, in the light of the circumstances under which they are made, not misleading."  As described above, in order to maintain consistent presentation of similar items with our financial services business and in considering the manner in which we manage these investments, we believe that equity earnings are also appropriately reported as a component of revenues.

Based on the factors noted above, we believe that our presentation of Other Income as a separate component of total revenues complies with the guidance in Rules 4-01 and 5-03 of Regulation S-X, and provides consistent, appropriate and transparent disclosures to our investors.  In future filings, we will revise our caption for the revenues and income section of our income statement to “Revenues and Other Income” and will revise the related subtotal to “Total revenues and other income.”

In Connection with your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact.

GENERAL ELECTRIC COMPANY

Jamie S. Miller
Vice President – Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel C. A. Pereira, Chief Corporate, Securities and Finance Counsel
W. J. O’Mara, Partner, KPMG LLP

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